Sparton Corporation (NYSE:SPA)

425 North Martingale Road

Suite 2050

Schaumburg, Illinois 60173

800.772.7866

www.sparton.com

March 30, 2011

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Sparton Corporation
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 8, 2010
File No. 001-1000

Dear Ms. Collins:

This letter is a response from Sparton Corporation (the “Company”) to the Staff’s comment letter dated February 28, 2011 with regard to the above filing. For your convenience, the Company has duplicated each of the Staff’s comments below and has numbered each comment and the Company’s response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K Fiscal Year Ended June 30, 2010

Item 1A. Risk Factors

“We depend on limited or sole source suppliers for some critical components…,” page 10

1.	Comment: You state that you depend on limited or sole source suppliers for some critical components. Please tell us whether you have any agreements with these suppliers; if you have any agreements with these customers, please tell us how you determined that you are not required to file any such agreements as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, file any such contract as an exhibit and revise your disclosure to provide a description of the material items of any agreement. See Item 101(h)(4)(v) of Regulation S-K.

Response: The Company has not filed any contracts with its suppliers, including the Company’s limited or single source suppliers, as Exhibits to its Form 10-K for the fiscal year ended June 30, 2010, because the Company has concluded that those contracts are not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K. In reaching its conclusion, the Company has determined that its contracts with its suppliers are of the sort that ordinarily accompanies the kind of business conducted by Sparton and are made in the ordinary course of Sparton’s business. Accordingly, contracts with the Company’s suppliers are not required to be filed unless, among other reasons, the Company’s business is substantially dependent upon such contracts. The Company has concluded that its business is not “substantially dependent” on any individual contract with a supplier, including its limited and single source suppliers. No single component or supplier accounts for a significant portion of the Company’s total materials purchases. Specifically, no single supplier represented ten percent or more of the Company’s total supplier purchases in fiscal 2010 and only three suppliers represented 2% or more of the Company’s total supplier purchases in fiscal 2010. We believe that alternative suppliers are available to provide the components, including unique components, necessary to manufacture our customers’ products.

The Company believes that its risk factor disclosure in Item 1A of its Form 10-K regarding the impact of an inability to obtain components as required, with favorable purchase terms, is appropriate as part of the analysis of the Company’s potential risks. It is true that if one of the Company’s limited or single source suppliers ceases operations or otherwise becomes unable to supply critical components, the Company could incur delays in manufacturing those products dependent on these components and possibly experience some level of loss of revenue related to those products, which could have an adverse effect on our results of operations. However, because the Company is not substantially dependent on any one product or supplier of one product, such impact would not have a long-term material impact on the Company’s financial condition.

Nonetheless, mindful of the Staff’s comment, in connection with future filings, Sparton will continue its practice of considering whether there are any contracts upon which it is substantially dependent, and will file any such contracts as appropriate.

“We are dependent on a few large customers….” page 10

2.	Comment: We note your disclosure that for the fiscal year ended June 30, 2010, the U.S. Navy represented 28% of total net sales, Siemens represented 21% of total net sales, and Goodrich represented 13% of total net sales. In addition, we note your disclosure on pages 5 and 7 that the loss of Siemens and/or U.S. Navy sonobuoy sales “would” have a material adverse effect on you, and your statement on page 6 that the loss of Goodrich as a customer “could” have a material adverse financial effect you. Please tell us the nature of your agreements with these customers. Also tell us how you determined that you are not required to file any such agreements as exhibits upon which you are substantially dependent. See Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, file any such contract as an exhibit and revise your disclosure to provide a description of the material terms of any agreement. See Item 101(h)(4)(vi) of Regulation S-K.

Response: While the overall relationships with the U.S. Navy, Siemens or Goodrich are important to Sparton, all of the contracts with these companies are such as ordinarily accompanies the kind of business conducted by Sparton and the Company does not believe that it is “substantially dependent” on any individual contract or agreement with any of these customers within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

The U.S. Navy issues multiple contracts annually for its sonobouy and engineering requirements. While these contracts routinely allow for delivery over more than one year, the Company is not substantially dependent upon any individual contract. Specifically, no individual U.S. Navy contract accounted for 10% or more of the Company’s fiscal 2010 net sales.

The contractual arrangements entered into with Siemens and Goodrich are represented by master agreements which include certain master terms and conditions of Sparton’s relationship with the customer. These agreements do not commit the customer to any specific volume of purchases. Moreover, these terms can be amended in appropriate circumstances. Thus, until these customers submit a purchase order to Sparton, there is no guarantee of any revenue to Sparton. Rather than depending on these contracts for revenue, we accept purchase orders from these customers which determine volume and delivery requirements.

There is no single agreement or purchase order with the U.S. Navy, Siemens or Goodrich (or any other customer) upon which we are substantially dependent. Accordingly, we have not filed any agreements with our customers as exhibits to our Form 10-K.

Nonetheless, mindful of the Staff’s comment, in connection with future filings, Sparton will continue its practice of considering whether there are any contracts upon which it is substantially dependent, and will file any such contracts as appropriate.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Customer Relationships, page 37

3.	Comment: We note for the first step of your goodwill impairment analysis, the company compares the fair value of Astro to its carrying value. We further note the company makes certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of your reporting units. It is unclear from your disclosures what the composition of the company's reporting units is and how the impairment analysis is consistent with the guidance in ASC 350-20-35. In this regard, please clarify the following for us and revise your disclosures in future filings:

•	Tell us the number of reporting units within each reportable business segment;

•

Tell us which reporting unit includes the goodwill recorded from the Astro acquisition and clarify whether your impairment analysis was based on the entire reporting unit or only on the net assets of Astro included in such unit; and

•	If the impairment analysis was not performed at the reporting unit level, explain how that is consistent with the guidance in ASC 350-20-35.

Response: Sparton has three reportable operating segments each consisting of a single reporting unit. At June 30, 2010, the Company’s Medical segment/reporting unit contains the business purchased from Astro and holds the goodwill related to the Astro purchase. Our impairment analysis was performed for this reporting unit. The Company will update its disclosures within its June 30, 2011 Form 10-K to clarify the number of reporting units within each reportable business segment, in which segment/reporting unit the Company’s goodwill resides, and upon which reporting unit our impairment analysis was performed.

4.	Comment: To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

•	The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit; and

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. To the extent you have made such a determination, please reconcile for us the fair value of your reporting units at the date of your last annual goodwill assessment to the total market cap of the company at such date. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response: Sparton has determined that the estimated fair value of its Medical segment (Strongsville, OH reporting unit) at April 1, 2010 substantially exceeded its carrying value. Our other segments/reporting units do not have any goodwill or intangible assets associated with them. In reviewing each of our DSS and EMS segments/reporting units at June 30, 2010, we assessed each respective asset group for recoverability and determined that there were no recoverability issues with these asset groups/reporting units. Because we determined that the carrying amounts of our DSS and EMS long-lived asset groups were recoverable, we did not estimate the fair value of these asset groups. Additionally, due to the volatility in our stock price over the past two years, having traded at $1.29 per share in April of 2009 and $6.09 per share in April of 2010 (now as high as $9.04 per share in February of 2011), we did not consider the Company’s market cap on the testing date to be an appropriate reconciliation tool upon which to measure the reasonableness of our determination of our Medical segment’s estimated fair value. In its June 30, 2011 Form 10-K, Sparton will disclose within its critical accounting policies whether the estimated fair value of its Medical segment is substantially in excess of its carrying value, and if it is not, the Company will disclose the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test and enhance the discussion of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Inventories and Costs of Contracts in Progress, page F-8

5.	Comment: We note your disclosures regarding inventory valuation allowances for excess or obsolete inventory. Tell us how you considered the guidance in ASC 330-10-35-14 and SAB Topic 5(BB), which indicate that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Please provide any proposed revisions you intend to make to your disclosures to comply with this guidance. Additionally, tell us whether any such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs and if so, whether such sales were material to the years presented in your financial statements.

Response: The Company regularly reviews raw material inventories by customer for both excess and obsolete quantities. Wherever possible, the Company attempts to recover its full cost of excess and obsolete inventories from customers or, in some cases, through other markets. When it is determined that the Company’s carrying cost of such excess and obsolete inventories cannot be recovered in full, a charge is taken against income for the difference between the carrying cost and the estimated realizable amount. The Company’s cost adjustments for excess and obsolete inventory is specific to individual parts. As a result, the adjustments create a new cost basis for those parts which is consistent with ASC 330-10-35-14 and SAB Topic 5-BB. If inventory that had previously been impaired is subsequently sold, the amount of reduced cost basis is reflected as cost of goods sold. Please note that the Company experienced minimal subsequent sales of excess and obsolete inventory during the three years ended June 30, 2010 that resulted in higher gross margins due to previous write-downs. Such sales and the impact of those sales on gross margin were not material to the years presented.

Historically, we have presented the necessary write-downs as a reserve offset to total gross inventory. However, we will adjust our future disclosures to more clearly indicate that a new cost basis has been established upon these write-downs and that no subsequent increases are made to the impaired inventory. Additionally, within our inventory footnote, we will eliminate the separate disclosure of inventory reserves and apply such write-downs directly to the appropriate inventory category so that raw materials, work-in-process and finished goods will each be adjusted, as applicable, to reflect the permanently-reduced cost basis. Also within its footnote disclosure, the Company will disclose the amounts of any inventory write-downs and, if material, the impact of any subsequent sales of previously written down inventory during the periods presented. Lastly we will remove inventory write-down amounts from Schedule II – Valuation and Qualifying Accounts.

Revenue Recognition, page F-10

6.	Comment: Tell us how you account for arrangements entered into through ERAPSCO, your joint venture with USSI. In this regard, tell us if your customers enter into a single contract with ERAPSCO and if so, tell us how that contract is bifurcated such that each joint venture partner is considered to be a separate independent subcontractor. Tell us how revenues and costs from these arrangements are allocated between the joint venture partners and specifically address how the company accounts for their portion of the arrangement consideration. Please cite the specific guidance that supports your accounting.

Response: ERAPSCO is a 50/50 joint venture with UnderSea Sensor Systems, Inc. (“USSI”), another producer of sonobuoys. The joint venture arrangement allows Sparton and USSI to consolidate their own unique and complementary backgrounds to jointly develop and produce U.S. derivative sonobuoy designs for the U.S. Navy as well as foreign countries. While the agreement provides the opportunity to maximize efficiencies in the design and development of the related sonobuoys, both companies function independently; therefore there is no separate entity to be accounted for or consolidated. The Board of Directors of ERAPSCO has the responsibility for the overall management and operation of the JV. The six (6) member board consists of equal representation (full time employees) from both JV partners for three (3) year terms. Manpower for ERAPSCO, specifically a general manager role, contract administrator role and financial manager role, is similarly assigned by the JV partners for rotating three year terms and the costs of these assigned individuals are borne by the party assigning the personnel. In response to customer RFP’s that ERAPSCO will bid on, the Board of Directors of ERAPSCO determines both the composition of a response to the RFP and the composite bid to be submitted to the customer. The Board of Directors strives to divide the aggregate contract awards at a 50/50 share ratio. Each joint venture partner bears the costs it incurs associated with the preparation and submission of proposals. Each JV partner submits to ERAPSCO a proposal for the estimated cost of performing that portion of the RFP applicable to it. Upon award of a contract to the JV, separate subcontracts are generated between ERAPSCO and each of the JV partners defining the responsibilities and compensation for each JV partner. These subcontracts contain terms and conditions consistent with the prime contract. Each JV partner is responsible for the successful performance of its bid to the JV for its respective scope of work and each JV partner is responsible for profit or losses sustained in the execution of the subcontract against its respective bid.

Sparton accounts for ERAPSCO subcontract revenue in the same manner it accounts for other defense contracts entered into directly with the U.S. Navy or foreign countries. The Company recognizes product revenue under these government defense contracts based on completed units accepted and recognizes costs of completed units based on the estimated average contract cost per unit pursuant to ASC Topic 605-35-25-55. Service revenue is recognized as the service is performed.

Within future filings, the Company will enhance its discussion of ERAPSCO to clarify the nature of this arrangement.

Note 9. Commitments and Contingencies, page F-24

7.	Comment: We note that you have an accrued liability of approximately $4.5 million related to the environmental remediation efforts at your Coors Road property. If there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response: While Sparton believes that additional losses related to environmental remediation efforts at the Coors Road property are possible, the most recent information Sparton has received indicates that the liability the Company has recognized will be sufficient to cover remediation efforts at this site and that any additional losses, if any, would most likely not be material. However, the Company points out that no assurances can be provided that future developments at the site will not change this determination. We note that within our Commitments and Contingencies footnote, Sparton discloses “$4.5 million as its best estimate of the remaining minimum future undiscounted financial liability with respect to this matter…” Additionally, we disclose that, “Uncertainties associated with environmental remediation contingencies are pervasive and often result in wide ranges of reasonably possible outcomes. Estimates developed in the early stages of remediation can vary significantly. Normally a finite estimate of cost does not become fixed and determinable at a specific point in time. Rather, the costs associated with environmental remediation become estimable over a continuum of events and activities that help to frame and define a liability. Factors which cause uncertainties for the Company include, but are not limited to, the effectiveness of the current work plans in achieving targeted results and proposals of regulatory agencies for desired methods and outcomes. It is possible that cash flows and results of operations could be materially affected by the impact of changes associated with the ultimate resolution of this contingency.” We further disclose our agreement with the United States Department of Energy and others to recover certain remediation costs in excess of $8.4 million incurred from the date of the settlement agreement. While we believe that this disclosure meets the requirements of ASC 450-20-50 and SAB Topic 5Y, we appreciate the Staff’s comment and will add a sentence clarifying this disclosure in future filings by overtly stating that any potential additional loss cannot be estimated.

Item 9A. Controls and Procedures, page 41

Evaluation of Disclosure Controls and Procedures, page 41

8.	Comment: You state that your principal executive officer and principal financial officer “have concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to us (including our consolidated subsidiaries) required to be included in our reports filed or submitted under the Exchange Act.” This language varies from the definition of disclosure controls and procedures set forth in Exchange Act Rule 13a-15(e). Please tell us whether your principal executive officer and principal financial officer also concluded that your disclosure controls and procedures were effective in ensuring that information required to be disclosed by the issuer in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms; and that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In future filings, when disclosing the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures, include the entire definition of disclosure controls and procedures; include a reference to Rule 13a-15(e) without including any part of the definition; or state the conclusion regarding the effectiveness of your disclosure controls and procedures without including the full definition or a reference to the rule, as you have done in your subsequent quarterly reports on Form 10-Q.

Response: As of June 30, 2010, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms; and that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In future filings, when disclosing the conclusions of our Chief Executive Officer and Chief Financial Officer regarding the effectiveness of our disclosure controls and procedures, we will state the conclusion regarding the effectiveness of our disclosure controls and procedures without including the full definition or a reference to the rule, as we have done in our subsequent quarterly reports on Form 10-Q.

Item 11. Executive Compensation, page 44 (Incorporated by Reference From Definitive Proxy Statement Filed on September 21, 2010)

Executive Officer and Director Compensation

Compensation Discussion and Analysis, page 25

9.	Comment: Please explain how your compensation committee determined the specific number of options and restricted shares to grant each of your named executive officers under the 2001 SIP and 2010 LTIP in fiscal 2010. See Item 402(m)(l) of Regulation S-K. In addition, please confirm that you will include similar disclosure, if applicable, in future filings.

Response: Sparton’s overall compensation philosophy is generally to pay its employees competitively within the 50th percentile range of market consensus data. Working together, the compensation committee authorized the Chief Executive Officer and the Director, Corporate Human Resources to engage an independent compensation consultant in determining the appropriate number of options and/or shares of restricted stock to award to an executive. The compensation committee, along with the Chief Executive Officer and the Director, Corporate Human Resources, take into account survey benchmark information provided by the independent compensation consultant, responsibilities and performance of the executive, consolidated financial results of the company, and business unit financial results. The recommendation of the number of awards was based upon market consensus data for the 50th percentile as compiled by the independent compensation consultant. The compensation committee (comprised only of independent directors) then makes a recommendation to the Board of Directors regarding the number of options and/or shares of restricted stock grants to be made to all executive officers. The recommendation of the committee is subject to approval by the Board of Directors. We will include this disclosure in future filings.

Further, note that we disclosed on page 28 of Definitive Proxy Statement filed on September 21, 2010 under “Long Term Incentives”, the compensation committee considers a named executive officer’s overall level of responsibility, company performance and individual performance criteria, as well as compensation practices of the peer group of companies used to evaluate total performance.” Furthermore, as further disclosed in that section, “the number of shares awarded through stock option grants can be impacted by the per share price on the date of the award. As a result, the number of shares underlying stock option awards may vary from year to year, as it is dependent in part on the price of the company’s common stock on the date of the grant. The size of the award can also be adjusted based on individual factors.” In future filings we will tie this disclosure more specifically to our Compensation Discussion and Analysis.

10.	Comment: Please provide a more detailed explanation linking the company's EBT and CGO performance to the actual amounts paid to each executive officer under the STIP. See Item 402(m)(1) of Regulation S-K. In addition, please confirm that you will include similar disclosure, if applicable, in future filings.

Response: Sparton’s overall compensation philosophy is generally to pay its employees competitively within the 50th percentile range of market consensus data. Working together, the compensation committee along with the Chief Executive Officer and the Director, Corporate Human Resources reviews the individual incentive plans and awards to make to an executive under the STIP. Their recommendations are based on the factors disclosed above under our response to Question 9 above. As with respect to the short term incentive awards, the compensation committee then makes a recommendation to the Board of Directors regarding the STIP awards to be made to all executive officers. The recommendation of the committee is subject to approval by the Board of Directors. We will include this disclosure in future filings. As disclosed in the Proxy under “Elements of Compensation Which Are Performance-Based,” the Board of Directors approved individual incentive plans based on income before provision for income tax (“EBT”) and cash generated from operations (“CGO”). The actual amounts paid to each executive officer under the STIP were based on the individual incentive plan targets that take into account these various factors. We will include detail regarding the individual incentive plan target levels, including CGO and EBT weighting, in future filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 847-762-5812 if you have any questions about the foregoing or need additional information.

Sincerely,

Sparton Corporation

/s/ Gregory A. Slome
Gregory A. Slome Senior Vice President and Chief Financial Officer